FOR STREAM COMMUNICATIONS Maura Gedid Breakstone Group 646-452-2335 mgedid@breakstone-group.com	FOR PENTA INVESTMENTS Jana Studnickova Penta Investments 420 210 083 110 studnickova@pentainvestments.cz

STREAM COMMUNICATIONS ENTERS INTO PRELIMINARY AGREEMENT

WITH PRIVATE EQUITY INVESTOR PENTA INVESTMENTS LIMITED

WARSAW, Poland, December 18, 2007 - Stream Communications Network & Media Inc. (OTC Pink Sheets: SCNWF & FSE: TPJ), the broadband cable company offering cable TV, high-speed Internet and VoIP services in Poland, today announced that it has entered into a preliminary agreement (the "agreement") to sell a majority interest in its wholly-owned Polish subsidiary, Stream Communications Sp. Z o.o.("Stream Poland"). The investor is Penta Investments Limited ("Penta"), a private equity firm with significant investments in Central Europe.

At closing, Penta will acquire a 51.14% interest in Stream Poland through acquisition of existing shares and subscription to new shares. According to the terms of the definitive agreement to be signed before the end of December this year Penta will purchase i) 15,640 shares in Stream Poland from Stream Communications Network & Media Inc. ("Stream Communications") for PLN 21,637,052 (US$8.6 million) ; and ii) 16,900 newly issued shares in Stream Poland for PLN 23,380,190 (US$9.3 million). Approximately US$3.5 million of the proceeds to be received by Stream Canada from the sale of existing shares will be used to retire indebtedness to Barrrington Wedgewood LLC. Approximately US$3.6 million of the proceeds from the newly issued shares will be used to redeem bonds issued by Stream Poland and the remaining US$5.7 million of the proceeds from the newly issued shares will be used to finance further growth of the company. Penta has committed to provide further capital sufficient to finance the modernisation of networks, introduction of new services, and acquisitions of complimentary cable TV networks.

The agreement between Stream Communications and Penta has a number of clauses designed to protect the minority rights of shareholders in Stream Poland after the initial investment by Penta. The agreement has been approved by the Board of Directors of Stream Communications and is only subject to approval by the Polish office for Protection of Economic Competition, other third party approvals and customary due diligence items. It is anticipated that the transaction will be completed by January 31, 2008, at which time further details of this transaction will be disclosed to the shareholders.

About Stream Communications

Stream is a broadband cable company and offers cable TV, high-speed Internet and VoIP services in Poland. Stream is the seventh largest cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

About Penta Investments

Penta is a Czech and Slovak private equity group established in 1994. The company focuses on buyout, growth, and restructuring projects in the Central and Eastern European markets. The consolidated assets managed by Penta are worth in excess of EUR 862 million. In its portfolio companies Penta employs over 20 thousand people and provides services to several million customers on a daily basis.

Safe Harbor for Forward-Looking Statements

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.